Exhibit 99.1

UTime Limited Announces MOU to Co-Develop Elderly Care Services Platform

SHENZHEN, China, Oct. 23, 2025 – UTime Limited (NASDAQ: WTO) (“UTime” or the “Company”) announced today that it has entered into a Memorandum of Understanding (MOU) with Hainan Fuxinyi Investment Co., Ltd. (“Fuxinyi), a company specializing in integrating eldercare service resources, to collaborate over the next three years to co-develop a professional digital platform for eldercare services. This partnership intends to leverage UTime’s product development and manufacturing expertise as a U.S.-listed mobile device manufacturer, while Fuxinyi will lead the integration and coordination of eldercare service resources. Initial implementation of the platform is planned to begin in Nanning, Guangxi province, PRC, with planned expansion to other cities across southern China.

Key elements of the collaboration include:

●	Three-year development plan: Jointly build a comprehensive digital platform for elderly care service management.

●	Roles and expertise: UTime plans to provide device design, product development and manufacturing capabilities; Fuxinyi will contribute its network of eldercare service providers and community resources.

●	Pilot region: Launch the platform in Nanning, Guangxi Province as a pilot, with phased rollout across southern China thereafter.

●	Strategic market expansion: Extend UTime’s product applications into the growing elderly healthcare and “silver economy” sectors.

UTime believes that this partnership represents a strategic shift for UTime, broadening its focus from consumer devices into healthcare-related services. The Company expects that this will position it to participate in the rapidly expanding senior care market in China. Management believes this collaboration will create long-term growth opportunities and shareholder value by leveraging the synergies of its technology and Fuxinyi’s service network.

“We view this MOU is a pivotal step in evolving UTime’s business into new sectors,” said Hengcong Qiu, UTime’s Chairman and CEO. “Combining our technical capabilities with Fuxinyi’s eldercare expertise will allow us to deliver innovative solutions to address the needs of China’s aging population. This strategic expansion into healthcare and the silver economy is intended to drive sustainable growth and value for our shareholders in the years ahead.”

About UTime Limited

Trading under the Nasdaq ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. The Company aims to provide cost-effective products and serves a broad customer base. For more information, visit the Company’s website at utimemobile.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In particular, there can be no assurance that the MOU with Fuxinyi will result in a definitive agreement, that the platform will be successfully developed or implemented as planned, or that the anticipated benefits and synergies from the collaboration will be realized. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in UTime Limited’s Annual Report on Form 20-F and our other filings made with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact

qhengcong@utimemobile.com

Utime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266